INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

March 24, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of Aristotle Core Equity Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on February 17, 2017 regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the Aristotle Core Equity Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 843 to the registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.
Footnote 2 to the Fees and Expenses table states that the investment advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2018.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response: The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date of the Fund’s registration statement.

Principal Investment Strategies

2.
The second sentence in the first paragraph states, “[t]he Fund’s investments in equity securities may include common stock, preferred stocks, convertible preferred stocks, depository receipts, shares of real estate investment trusts (“REITs”), warrants and rights.” Please confirm whether the REITs that the Fund may invest in are private or publicly-traded REITs.

Response: The Fund intends to invest only in publicly-traded REITs. The disclosure has been revised as follows:

“The Fund’s investments in equity securities may include common stock, preferred stocks, convertible preferred stocks, depository receipts, shares of publicly-traded real estate investment trusts (“REITs”), warrants and rights

3.
The last sentence of the second paragraph states “[a]t times, the Fund’s assets may be invested in securities of relatively few industries or sectors.” Please confirm in your response whether there is any current intent by the Fund to invest significantly in any particular industry or sector, and if so, please add appropriate disclosure identifying those industries or sectors as well as risk disclosure on those particular industries or sectors.

Response: The Registrant confirms that at the time of the Fund’s launch there is no intention to focus on any particular industry or sector.

Portfolio Managers

4.
The disclosure provides that the Fund’s portfolio managers have been jointly and primarily responsible for the day-to-day management of the Fund’s portfolio since the Fund’s inception. In future filings please identify the inception date of the Fund.

Response: The sentence has been revised as follows:

“Owen Fitzpatrick, CFA, Lead Portfolio Manager, Thomas M. Hynes, Jr., CFA, Portfolio Manager, and Brendan O’Neill, CFA, Portfolio Manager, have been jointly and primarily responsible for the day-to-day management of the Fund’s portfolio since the Fund’s inception on March 31, 2017.”

The Registrant confirms that the Fund’s inception date will be reflected in future filings as well.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Investment Objective and Principal Investment Strategies

5.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Ownership of the Fund by the Portfolio Managers

6.
Please consider whether the 100% ownership of the Fund by the Advisor at the Fund’s inception needs to be attributed to the portfolio managers’ beneficial ownership in the Fund as determined in accordance with Instruction 2 to Item 20(c) of Form N-1A.

Response: The Registrant has received confirmation from the advisor that Owen Fitzpatrick, one of the Fund’s portfolio managers, is expected to be the initial, sole shareholder on the Fund’s inception date. Therefore, the disclosure under the heading “Control Persons, Principal Shareholders, and Management Ownership” has been revised as follows:

“As of the date of this SAI, the Fund is under the control of ~~Aristotle Atlantic, which had voting authority with respect to 100% of the outstanding shares~~ Owen Fitzpatrick, the sole shareholder of ~~in~~ the Fund on such date.”

In addition, the disclosure under the heading “Ownership of the Fund by the Portfolio Managers” has been revised to reflect Mr. Fitzpatrick’s beneficial ownership in the Fund.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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